EXHIBIT 19

American Express Company
AEMP 72 - Insider Trading Policy
1.0OVERVIEW AND PURPOSE
In order to promote compliance with federal, state and foreign securities laws, this Policy prohibits trading in the securities of a company while in possession of Material Non-Public Information (as defined below) about that company. Civil and criminal penalties and reputational harm resulting from failure to comply with these laws can be severe for individuals as well as the company. In order to take an active role in promoting compliance with such laws and prevent insider trading violations by Company Persons (as defined below), American Express Company has adopted this policy (the “Policy”) regarding transactions in securities of American Express Company and its subsidiaries (collectively, the “Company”).
2.0SCOPE
All employees of the Company, members of the Boards of Directors of American Express Company and American Express National Bank and other individuals working on behalf of Company, including, but not limited to, contractors, consultants and professionals retained by the Company (collectively, “Company Persons”), must comply with all applicable federal, state and foreign securities laws related to insider trading. This Policy applies to all transactions in Company Securities by or on behalf of Company Persons. Portions of this Policy impose additional obligations on certain Company Persons that have, or are likely to have, regular or special access to Material Non-Public Information in the normal course of their duties. Company Persons are responsible for ensuring compliance by their Related Persons (as defined below). Furthermore, this Policy applies to transactions in the securities of another company while in possession of Material Non-Public Information relating to such other company or impacting the stock price of such other company, when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. This Policy supplements, but does not replace, other existing policy requirements, specifically, the insider trading restrictions in the Company’s Code of Conduct.
3.0KEY DEFINITIONS
Blackout Periods:
Quarterly Blackout Period. The blackout period generally beginning the 15th day of the third month of each fiscal quarter until after the public release of the Company’s earnings results for that quarter, as communicated by the Corporate Secretary to Quarterly Blackout Persons.
Special Blackout Period. From time to time, an event may occur that may be material to the Company and that is not yet public. In such event, the Corporate Secretary (in consultation with the Chief Legal Officer and/or Managing Counsel for the Corporate Securities & Governance

Group) may impose special blackout periods, during which certain Company Persons may be prohibited from engaging in transactions in Company Securities.
For purposes of this Policy, the term “Blackout Period” refers to both Quarterly Blackout Periods and Special Blackout Periods.
Quarterly Blackout Persons, Related Persons and Section 16 Persons:
Quarterly Blackout Persons. All Section 16 Persons of the Company, members of the Board of Directors of American Express National Bank and other Company Persons designated by the Chief Legal Officer or Corporate Secretary as subject to this restriction are prohibited from trading in Company Securities during the Company’s Quarterly Blackout Periods.
Related Persons. Immediate family members living in the household of a Company Person (including children temporarily living away from home or away at college), any other individual living in the household of a Company Person, any immediate family members not living in the household of a Company Person but whose transactions in securities are directed by a Company Person or are subject to a Company Person’s influence or control (such as parents or children who consult with a Company Person before they trade in securities), and any entities over which a Company Person directly or indirectly exercises voting or investment control. For the purposes of this Policy, an immediate family member is a child, stepchild, grandchild, spouse/domestic partner, parent, stepparent, grandparent, sibling and in-laws, including adoptive relationships.
Section 16 Persons: Directors of the Company and employees designated by the Board of Directors as officers of the Company subject to the requirements of Section 16.
Company Securities: The securities of the Company, including common shares, options for common shares, preferred shares, debt securities, depositary shares, warrants, units, guarantees and any other securities within the meaning of federal, state or foreign securities laws that the Company may issue from time to time, as well as derivative securities relating to the Company’s securities, including securities exchangeable into the Company’s securities, whether or not issued by the Company, such as exchange traded options, puts (an option to sell a security at a specific price before a set date) and calls (an option or right to buy a security at a specific price before a set date).
Exchange Act: Securities Exchange Act of 1934, as amended.
Material Non-Public Information:
Material Information. It is not possible to define all categories of material information, as the ultimate determination of materiality by enforcement authorities will be based on an assessment of all of the facts and circumstances. Information that is material at one point in time may cease to be material at another point in time, and vice versa.
In general, information is considered “material” if there is a reasonable likelihood that it would be considered important to an investor in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether positive or negative, and whether the change is large or small, may be considered indicia of materiality.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that the SEC often considers to be material, including, but not limited to:
•historical or projected earnings information and information relating to business volumes;
•mergers, acquisitions, dispositions, tender offers, joint ventures, or significant changes in assets;
•new products, services or discoveries, or significant developments regarding customers or suppliers (e.g., the acquisition or loss of a major contract);
•changes in control or major changes in senior management;
•change in auditors or auditor notification that a company may no longer rely on an auditor’s audit report;
•significant impairments or restructurings;
•events regarding a company’s securities -- e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities;
•significant litigation or regulatory exposure due to actual or threatened litigation, investigation or enforcement activity;
•significant cybersecurity incidents, such as data breaches or other significant disruptions to a company’s operations, whether through the company’s systems or those of a third party; and
•impending bankruptcies or receiverships.
Other types of information may be material depending on the facts and circumstances.
Non-Public Information. Information is not considered public until it has been disclosed broadly to the marketplace (for example, included in a press release or a filing with the SEC) and the investing public has had time to absorb the information fully. Information is typically considered to be fully absorbed one full “trading day” after the information is released. If, for example, the Company were to make an announcement on Monday before the market opens, the information in the announcement would be considered fully absorbed (and trades could be made) starting at 9:30 a.m. U.S. Eastern Time on Tuesday; however, if the Company were to make an announcement Monday after the market opens, the information in the announcement would be considered fully absorbed (and trades could be made) starting at 9:30 a.m. U.S. Eastern Time on Wednesday (assuming all relevant days are “trading days”). A “trading day” is a day on which the New York Stock Exchange is open for business. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the absorption of specific material nonpublic information.
SEC: The U.S. Securities and Exchange Commission.
Section 16: Section 16 of the Exchange Act.

4.0 ROLES & RESPONSIBILITIES
4.1Blackout Periods
The Corporate Secretary maintains the list of Quarterly Blackout Persons in consultation with other teams within the Company, including Finance and the Colleague Experience Group, and sends quarterly and other reminders to Quarterly Blackout Persons regarding the start and completion of Quarterly Blackout Periods. The Corporate Secretary identifies impacted Company Persons regarding any Special Blackout Periods as appropriate. The Corporate Secretary provides a list of Company Persons subject to Blackout Periods to the Colleague Experience Group to restrict their trading in Company Securities held in long-term incentive award accounts and retirement savings accounts offered as part of the Company’s colleague benefits programs.
The Chief Legal Officer may impose, shorten, suspend, terminate or extend any Blackout Period at such time and for such duration as he or she deems appropriate given the relevant circumstances.
4.2Pre-Clearance
The Corporate Secretary is responsible for pre-clearing all transactions involving Company Securities by Section 16 Persons, members of the Board of Directors of American Express National Bank and senior executives as may be designated by the Chief Legal Officer in order to promote compliance with this Policy, applicable insider trading laws, Section 16 and Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The Corporate Secretary reviews the circumstances of the proposed transaction, including coordination with any stock repurchase program the Company may have underway (for example, to confirm that persons considered “affiliated purchasers” comply with Rule 10b-18 under the Exchange Act if they intend to purchase while the Company is purchasing the Company Securities (an “affiliated purchaser” is one who acts in concert with the Company for the purpose of acquiring the securities)) and is under no obligation to approve any trade.
To the extent the Corporate Secretary is unavailable for pre-clearance requests, the Chief Legal Officer or Managing Counsel in the Corporate Securities & Governance Group may pre-clear transactions.
4.3Section 16 Filings
The Corporate Secretary provides reminders to all Section 16 Persons about their obligations to report under Section 16 and members of the Corporate Secretary’s Office assist in the preparation of Section 16 reports (Forms 3, 4 and 5) for Section 16 Persons.
4.4Related Persons
Each Company Person is responsible for ensuring that its Related Persons do not engage in the activities restricted or prohibited under this Policy.

5.0POLICY REQUIREMENTS
5.1General Prohibition Against Insider Trading
No Company Person may, while in possession of Material Non-Public Information about the Company:
•buy, sell or otherwise engage in any transactions, directly or indirectly, in any Company Securities, except as described in Section 5.3 of this Policy;
•make recommendations or express opinions about trading in Company Securities;
•disclose Material Non-Public Information to other Company Persons that do not have a need to know such Material Non-Public Information or to any third party, including, but not limited to, family or household members; or
•assist anyone in the above activities.
The above restrictions also apply to transacting in the securities of another entity while in possession of Material Non-Public Information relating to such entity or the entity’s securities when that information is obtained in the course of employment with, or other services performed on behalf of, the Company.
Transactions include, among others, gifts, margin loans, divorce settlements that involve Company Securities, transfers into or out of the Company stock fund of the Company’s retirement plans and any transaction for the benefit of a person covered by this Policy or that such a person directs involving Company Securities, whether effected for such person’s account, for a family member, or for a trust account that such person controls and whether effected through a broker or through a self-directed, online account.
Transactions that may seem necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exceptions from these restrictions. The securities laws do not recognize mitigating circumstances. Furthermore, the appearance of an improper transaction must be avoided to prevent reputational harm to the Company.
5.2Special Restrictions and Prohibitions
The transactions described in Section 5.2.1 through Section 5.2.5 present heightened legal risk and/or the appearance of improper or inappropriate conduct on the part of Company Persons and are restricted or prohibited as follows. The restrictions and prohibitions apply even if the relevant Company Person is not in possession of Material Non-Public Information.

5.2.1Short Sales
Short sales of a security (i.e., the sale of a security that the seller does not own) by their nature reflect an expectation that the value of the security is to decline. Short sales can create perverse incentives for the seller, and signal to the market a lack of confidence in the Company’s prospects. Accordingly, no Company Person may engage in a short sale of Company Securities.
5.2.2Short-Term Trading and Options
Transactions in Company Securities that are, in effect, a bet on the short-term price movement of Company Securities can create the appearance of trading on the basis of Material Non-Public Information and may also focus a Company Person’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, no Company Person may engage in transactions in Company Securities that suggest the Company Person is trying to profit from short-term increases or decreases in the price of Company Securities, such as “day trading” or engaging in a put, call or other derivative security transaction relating to Company Securities.
5.2.3Hedging Transactions
No Company Person may engage in hedging involving any Company Securities. Certain forms of Hedging or monetization transactions, including prepaid variable forward contracts, equity swaps, collars, and exchange or “swap” funds, “spread betting” transactions (i.e., transactions speculating on share price movement) or other speculative transactions, and participation in certain pooled investment partnerships allow a stockholder to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions are prohibited because they allow the stockholder to continue to own the covered securities, but without the full risks and rewards of ownership.
5.2.4Margin Accounts and Pledges
Securities held in margin accounts for collateral as a margined loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale that occurs at a time when the pledgor is aware of Material Non-Public Information or otherwise is not permitted to trade in Company Securities would fall under the restrictions in this Policy on trading during such times. Therefore, Section 16 Persons and other senior executives designated by the Chief Legal Officer and Corporate Secretary are prohibited from margining Company Securities or pledging Company Securities as collateral for a loan. Other Company Persons are also prohibited from margining Company Securities and are discouraged from pledging Company Securities as collateral for a loan and may only do so if such Company Securities are not subject to stock ownership or holding requirements, such pledge will not violate securities laws or insider trading restrictions or potentially present reputational risk and such person is not in possession of Material Non-Public Information when entering into the pledge.
5.2.5Transactions During Blackout Periods

5.2.5.1Quarterly Blackout Persons may not conduct any transactions in Company Securities during any Quarterly Blackout Period.
5.2.5.2Company Persons to whom a Special Blackout Period applies may not conduct any transactions in Company Securities during the Special Blackout Period. The imposition of a Special Blackout Period is itself confidential information, and the fact that it has been imposed may not be disclosed to others.
5.3Certain Exceptions
The routine transactions described in Section 5.3.1 through Section 5.3.5, within the limits described, are generally not subject to the restrictions on trading in this Policy. However, the Company reserves the right to prohibit any such transaction as it, in its sole discretion, deems necessary.
5.3.1Stock Option Exercises
This Policy does not apply to the exercise of any employee stock options, including transactions executed during a Blackout Period, whereby a Company Person (i) pays out-of-pocket with cash (or other Company Securities if approved by the Chief Legal Officer), to exercise the options and holds the stock, or (ii) net exercises an option (if approved by the Chief Legal Officer), which is under a tax withholding right pursuant to which a Company Person elects to have the Company withhold shares subject to an option to satisfy tax-withholding requirements.
The Policy’s trading restrictions do apply, however, to any sale of shares as part of a broker- assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or any related tax-withholding requirements.
5.3.2401(k) Plan
This Policy does not apply to purchases of Company stock in a 401(k) plan resulting from a periodic contribution of money to such plan pursuant to a Company Person’s payroll deduction election. The Policy’s trading restrictions do apply, however, to certain elections a Company Person may make under such plan, including (1) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (2) an election to borrow money against a plan account if the loan is to result in a liquidation of some or all of the Company Person’s Company stock fund balance, (3) an election to pre-pay a plan loan if the pre-payment is to result in allocation of loan proceeds to the Company stock fund, and (4) an election to increase or decrease the percentage of a Company Person’s periodic contributions that is to be allocated to the Company stock fund.
5.3.3Restricted Stock and Restricted Stock Unit Awards

This Policy does not apply to the vesting and settlement of restricted stock and restricted stock units, or the withholding or sale of stock back to the Company to satisfy tax withholding obligations upon the vesting of any restricted stock or restricted stock units.
The Policy’s trading restrictions do apply, however, to any market sale of stock after vesting, including to satisfy tax withholding obligations.
5.3.4Dividend Reinvestment Plan and Employee Stock Ownership Plan
This Policy does not apply to purchases of Company stock under the Company’s dividend reinvestment plan resulting from a Company Person’s reinvestment of dividends paid on Company stock or under an employee stock ownership plan pursuant to a Company Person’s payroll deduction election.
The Policy’s trading restrictions do apply, however, to voluntary purchases of Company stock resulting from additional contributions a Company Person chooses to make to the dividend reinvestment plan or employee stock ownership plan, and to an election to participate in such a plan or to increase his or her level of participation in the plan. They also apply to a Company Person’s sale of any Company stock purchased pursuant to such a plan.
5.3.5Transactions under 10b5-1 Plans
Trades executed pursuant to a trading plan established to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act (a “10b5-1 Plan”) may generally be executed even though the Company Person who established the 10b5-1 Plan may be in possession of Material Non-Public Information at the time of the trade. A 10b5-1 Plan with respect to the Company’s Securities may only be established by a Company Person when such Company Person is not in possession of Material Non-Public Information and when a Blackout Period that is applicable to such Company Person is not in effect. Such 10b5-1 Plan must also otherwise comply with the requirements of Rule 10b5-1 under the Exchange Act, including the expiration of the applicable cooling-off period before any purchase or sale may occur. Section 16 Persons, members of the Board of Directors of American Express National Bank and other senior executives designated by the Chief Legal Officer must also obtain written pre-clearance from the Company’s Corporate Secretary before entering into, modifying or terminating a 10b5-1 Plan with respect to the Company’s Securities (as described in Section 5.4.1 below).
5.4Additional Procedures and Guidelines
5.4.1Pre-Clearance
Section 16 Persons, members of the Board of Directors of American Express National Bank and senior executives as may be designated by the Chief Legal Officer must obtain written pre- clearance from the Corporate Secretary before transacting in Company Securities, including for transactions occurring outside a Blackout Period; entering into, modifying or terminating a 10b5-1 Plan; or any exercise of director or employee stock options and any gifts of Company Securities. A request for pre-clearance should be submitted in advance of the proposed transaction. The pre-clearance request form for transactions is provided as Appendix A. Pre-clearance of any transaction is valid only for that trading day. If the transaction order is not placed on the same day pre-clearance is provided, pre-clearance must be requested and approved in writing again. For example, pre-clearance must be requested and approved each day that a requesting person would like to initiate a limit order, and the limit order may only be active for the day upon which it is approved. Requesting persons must treat denials of pre-clearance requests as confidential. Even if pre-clearance is obtained in accordance with this Policy, such persons may not engage in any transaction in Company Securities while in the possession of Material Non-Public Information.
To the extent the Corporate Secretary is unavailable for pre-clearance requests, the Chief Legal Officer or Managing Counsel in the Corporate Securities & Governance Group may pre-clear transactions.
5.4.2Section 16
Section 16 Persons must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16. The practical effect of these provisions is that Section 16 Persons who purchase and sell Company stock (or derivative securities related to Company stock) within a period of less than six months must disgorge all profits to the Company whether or not they had knowledge of any Material Non-Public Information.
To ensure compliance with reporting requirements, a Section 16 Person must timely provide the Corporate Secretary or a designated member of his or her staff with all information relating to all trades, transfers (e.g., to or from a trust) and/or gifts of Company stock (including pursuant to a 10b5-1 Plan) by the Section 16 Person and his or her Related Persons as is necessary to properly prepare a Form 4.
6.0EXCEPTION / CONFLICT / INTERPRETATION RESOLUTION
The Chief Legal Officer has ultimate responsibility for this Policy and all matters pertaining to the interpretation and enforcement hereof. Exceptions to this Policy may only be granted upon approval by the Chief Legal Officer.
The Corporate Secretary is responsible for implementing and monitoring compliance with this Policy.
If you have a question about any elements of this policy, contact the Corporate Secretary or an attorney in the Corporate Securities & Governance Group of the General Counsel’s Organization.

Appendix A
Pre-Clearance Trading Form

[Omitted pursuant to Item 601(a)(5) of Regulation S-K and will be furnished to the SEC upon request.]